

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2014

Via E-mail
Mr. Roy G. Warren
President and Chief Executive Officer
Attitude Drinks Incorporated
712 U.S. Highway 1, Suite 200
North Palm Beach, Florida 33408

> **Re:** **Attitude Drinks Incorporated**
> **Form 8-K**
> **Filed August 21, 2014**
> **File No. 000-52904**

Dear Mr. Warren:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian V. McAllister

Brian McAllister
Staff Accountant
Office of Beverages, Apparel, and Mining